UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2016

Analog Devices, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	1-7819	04-2348234
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Way, Norwood, MA	02062
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 329-4700

            N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On July 26, 2016, Analog Devices, Inc. (the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) with Linear Technology Corporation (“Linear”), a Delaware corporation, and Tahoe Acquisition Corp., (“Merger Sub”) a Delaware corporation and a wholly owned subsidiary of the Company, providing for the acquisition of Linear by the Company. The Merger Agreement and the Merger (as defined below) have been unanimously approved by the board of directors of each of the Company and Linear.

The Merger Agreement provides that, upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Linear (the “Merger”), with Linear continuing as the surviving corporation and a wholly subsidiary of the Company.

At the effective time of the Merger, each outstanding share of Linear common stock, par value $0.001 per share (“Linear Common Shares”), other than shares held by stockholders who have validly exercised their appraisal rights under Delaware law, shares owned by the Company, Linear and their subsidiaries, or shares subject to restricted stock awards) will automatically be converted into the right to receive the following consideration (collectively, the “Merger Consideration”), without interest:

•	$46.00 in cash (the “Cash Consideration”); and

•	0.2321 shares of common stock of the Company, par value $0.16 2/3 per share (“Analog Common Shares”) (such ratio, the “Exchange Ratio”).

At the closing, each Linear restricted stock unit award (“Linear RSU Award”) and each Linear restricted stock award (“Linear Restricted Stock Award”) that becomes vested at the closing (including each Linear Restricted Stock Award held by a non-employee director) will be converted into the right to receive the Merger Consideration in respect of each Linear Common Share underlying such award.

Each Linear RSU Award and Linear Restricted Stock Award that was granted on or prior to July 22, 2016 that does not become vested at the closing will be converted at the closing into two adjusted awards as follows:

•	an award representing the right to receive an amount in cash equal to the number of Linear Common Shares subject to such award, multiplied by the Cash Consideration (“Adjusted Cash Award”); and

•	a restricted unit award (“Adjusted RSU Award”) or restricted stock award (“Adjusted Restricted Stock Award”), as applicable, relating to the number of Analog Common Shares equal to the product (rounded to the nearest whole number of shares) of the number of Linear Common Shares subject to such award, multiplied by the Exchange Ratio.

Each Linear RSU Award and Linear Restricted Stock Award granted after July 22, 2016 will be converted at the closing into an adjusted award solely in respect of a number of Analog Common Shares equal to the product (rounded to the nearest whole number of shares) of the number of Linear Common Shares subject to such award, multiplied by 0.9947.

Each Adjusted Cash Award, Adjusted RSU Award and Adjusted Restricted Stock Award will have the same terms and conditions, including vesting, and for Adjusted Restricted Stock Awards, any rights to receive future dividends, that were applicable to the corresponding Linear RSU Award or Linear Restricted Stock Award, as applicable.

The closing of the Merger is subject to certain conditions, including, among others, (1) the adoption of the Merger Agreement by at least a majority of all outstanding Linear Common Shares, (2) effectiveness under the Securities Act of 1933 of the Form S-4 registration statement relating to the issuance of Analog Common Shares in the Merger and the absence of any stop order in respect thereof or proceedings by the SEC for that purpose, (3) the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the Merger, (4) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and receipt of specified governmental and regulatory consents and approvals and (5) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of the Company and Linear and compliance in all material respects by Linear, the Company and Merger Sub with their respective covenants contained in the Merger Agreement. Consummation of the Merger is not subject to a financing condition.

The Company and Linear have each made customary representations, warranties and covenants in the Merger Agreement, including covenants by each of the parties relating to conduct of their business prior to the closing of the Merger. The Merger Agreement contains customary non-solicitation restrictions prohibiting Linear from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that would reasonably be expected to lead to a superior proposal (as described in the Merger Agreement).

The Merger Agreement contains certain termination rights by either Linear or the Company, including if the Merger is not consummated by April 26, 2017, which may be extended under certain circumstances to October 26, 2017 in order to obtain required regulatory approvals.

If the Merger Agreement is terminated under certain circumstances, including termination by Linear to enter into a superior alternative transaction or a termination following an adverse recommendation change of Linear’s board of directors, Linear will be obligated to pay to the Company a termination fee equal to $490 million in cash. If the Merger Agreement is terminated under certain circumstances involving the failure to obtain required regulatory approvals, the Company will be obligated to pay Linear a termination fee equal to $700 million in cash.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Linear. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Linear’s public disclosures.

Item 8.01.	Other Events

On July 26, 2016, in connection with the execution of the Merger Agreement, the Company entered into a commitment letter, dated as of July 26, 2016 (the “Commitment Letter”), with JPMorgan Chase Bank, N.A., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, and Credit Suisse Securities (USA) LLC (together, the “Commitment Parties”), pursuant to which the Commitment Parties have committed to arrange and provide, subject to the terms and conditions of the Commitment Letter, a 364-day senior unsecured bridge facility in an aggregate principal amount of up to $7,500,000,000 and a 90-day senior unsecured bridge facility in an aggregate principal amount of up to $4,100,000,000.

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between the Company and Linear and the allocation of the merger consideration. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that the Company and Linear will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear’s or the Company’s business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both the Company’s and Linear’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of the Company’s and Linear’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, the Company and Linear intend to file relevant information with the Securities and Exchange Commission (the “SEC”), including a registration statement of the Company on Form S-4 that will include a prospectus of the Company and a proxy statement of Linear (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LINEAR AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear’s stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from the Company or Linear as described below. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear with the SEC may be obtained free of charge at Linear’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear, the Company and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of the Company and their ownership of the Company common stock is set forth in the definitive proxy statement for the Company’s 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear and their ownership of Linear common stock is set forth in the definitive proxy statement for Linear’s 2015 annual meeting of stockholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 26, 2016, by and among Analog Devices, Inc., Linear Technology Corporation and Tahoe Acquisition Corp. †

† Schedules have been omitted pursuant to Item 6.01(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2016	ANALOG DEVICES, INC.

	By:	/s/ David A. Zinsner
David A. Zinsner
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 26, 2016, by and among Analog Devices, Inc., Linear Technology Corporation and Tahoe Acquisition Corp. †

† Schedules have been omitted pursuant to Item 6.01(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.